# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: The E.W. Scripps Company, CIK 0000832428
CUSIP: 811054402
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 312 WALNUT STREET, CINCINNATI, Ohio (OH), 45202
Date of event which requires filing of this statement: 01/16/2026
Amends the filing with accession number 0001971213-25-000079
Filed by CIK 0001971213
Persons authorized to receive notices and communications: Narinder K. Sahai, c/o Sinclair, Inc., 10706 Beaver Dam Road, Hunt Valley, Maryland (MD), 21030, 410-568-1500

## Reporting persons
- Sinclair, Inc. (CIK 0001971213): type of reporting person: corporation (CO); citizenship or place of organization: Maryland (MD); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 7,625,401; shared voting power 0; sole dispositive power 7,625,401; shared dispositive power 0; aggregate amount beneficially owned 7,625,401 (9.9% of the class)
  Comment: The percent of class beneficially owned by Sinclair, Inc. (the "Reporting Person") was calculated based on 76,869,408 shares of Class A Common Stock, par value $0.01 per share, outstanding as of September 30, 2025, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: The E.W. Scripps Company
Address of issuer's principal executive offices: 312 WALNUT STREET, CINCINNATI, Ohio (OH), 45202
Comment: This Amendment No. 4 ("Amendment No. 4") further amends and supplements the Schedule 13D initially filed on November 17, 2025, as amended by Amendment No. 1 filed on November 19, 2025, as amended by Amendment No. 2 filed on November 24, 2025, and as amended by Amendment No. 3 filed on November 26, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is supplemented to include the following:

On January 16, 2026, the Reporting Person issued a press release in which it disclosed that it has continued to reinforce to the Issuer the Reporting Person's willingness to engage with the Issuer on a proposed combination, and the Issuer has refused to do so, instead stating the Issuer's preference to execute its standalone plan. A copy of the Reporting Person's press release is attached as Exhibit A to this Amendment No. 4.

A copy of the Reporting Person's letter to the Issuer dated December 22, 2025, is attached as Exhibit B to this Amendment No. 4, and a copy of Issuer's response dated January 9, 2026, is attached as Exhibit C to this Amendment No. 4.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
(1) Exhibit A
(2) Exhibit B
(3) Exhibit C

## Signatures
- Sinclair, Inc.: Narinder K. Sahai, Narinder K. Sahai/Chief Financial Officer (01/16/2026)